FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated September 7, 2010, announcing that the Company has entered into share purchase agreements for the acquisition of the remaining ownership percentages in each of Maritime Capital Shipping Limited and Bulk Energy Transport (Holdings) Limited, respectively.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP.
ENTERS INTO DEFINITIVE AGREEMENTS TO ACQUIRE
ALL MINORITY STAKES IN ITS BET AND MCS SUBSIDIARIES

September 7, 2010 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today that, following the previously announced letters of intent, the Company has now entered into share purchase agreements for the acquisition of the remaining ownership percentages in each of Maritime Capital Shipping Limited ("MCS") and Bulk Energy Transport (Holdings) Limited ("BET"), respectively.

Pursuant to the share purchase agreement with Maritime Capital Shipping (Holdings) Limited (the "MCS Seller"), the Company has agreed to acquire the remaining 49% interest in MCS owned by the MCS Seller for a purchase price of $29,000,000, which will be paid by the Company to the MCS Seller in the form of cash in the amount of $3,000,000 and shares of the Company's common stock totaling to $26,000,000 at an agreed price of $1.05 per share. The acquisition is expected to be completed by September 15th, 2010.

Pursuant to the share purchase agreement with Mineral Transport Holdings Inc. (the "BET Seller"), the Company has agreed to acquire the remaining 50% interest in BET owned by the BET Seller for a purchase price of $33,000,000, which will be paid by the Company to the BET Seller in the form of cash in the amount of $7,000,000 and shares of the Company's common stock totaling to $26,000,000 at an agreed price of $1.05 per share. The acquisition is expected to be completed by November 1st, 2010, and remains subject to lenders' approval.

Both the MCS Seller and the BET Seller are related to the Company. The shares of the Company's common stock forming part of the MCS and the BET purchase price will be issued to four entities affiliated with members of the Restis family.

Both transactions have been approved by the Company's Board of Directors. Following the completion of the transactions, the Company will have a wholly owned fleet of 20 dry bulk vessels with a combined cargo-carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.8 years, comprising of four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize dry bulk carriers.

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family.  In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited, which owns four Capesize and one Panamax dry bulk carriers. In May 2010, the Company acquired a controlling interest in Maritime Capital Shipping Limited, which owns nine Handysize dry bulk carriers.

The Company's current controlled fleet includes 20 drybulk carriers (four Capesize, three Panamax, two Supramax and one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.8 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Dale Ploughman
	By:	Dale Ploughman
Chief Executive Officer

Dated: September 7, 2010

SK 26979 0001 1129183